EXHIBIT 99.1

Westport Fuel Systems Reports Third Quarter 2021 Financial Results

VANCOUVER, British Columbia, Nov. 08, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. ("WFS") (TSX:WPRT / Nasdaq:WPRT) reported financial results for the third quarter ended September 30, 2021, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

THIRD QUARTER 2021 HIGHLIGHTS

  Revenues of $74.3 million, up 14% compared to the same period in 2020, due to the continued recovery of sales volumes in our light-duty OEM businesses since the beginning of the COVID-19 pandemic and $7.1 million revenue from our recently acquired fuel storage business, partially offset by the decrease in the independent aftermarket ("IAM") business
  Net loss of $5.8 million and net loss per share of $0.03 mainly due to increased operating expenses, lower government wage-subsidy and support programs, and lower foreign exchange gain
  Global supply chain challenges and the shortage of semiconductors adversely impacted growth of our HPDI sales, independent aftermarket business, and delayed OEM businesses due to lower production compared to customer demand
  Awarded our single largest IAM tender bid of €9 Million for the supply of 60,000 LPG systems to NAFTAL, a branch of SONATRACH, the national Algerian Oil & Gas company
  Published our annual ESG report, featuring 34.4% lower overall GHG emissions (tonnes-CO2e) and reduced GHG intensity by 20.6% year over year
  Cartesian Capital Group debt converted into common shares of the company

"While this was a challenging quarter for our company as we felt the larger effects of both the ongoing semi-conductor shortage and global supply chain issues across key parts of our business; despite these challenges, market conditions for our company and the potential for our clean, affordable products remain positive and we are still showing an improving trend in our business. Sales of our light-duty LPG and CNG components in Europe showed recovery over last year, we expect continued positive growth in Europe, as well as growth in emerging markets. The heavy-duty business remains fundamentally strong and we anticipate a return to expected full-year growth trend when the semi-conductor shortage challenges are resolved, as market and customer feedback is positive. Demand for heavy-duty vehicles will continue to increase and our HPDI technology, fueled by LNG and RNG today and next by green Hydrogen, is in a key competitive position to expand as OEMs need to act to respond to environmental regulations and meet the demand for clean, efficient, and affordable solutions. Our products will continue to play an important role in the immediate future towards overall carbon reduction in transportation and ensuring a clean and prosperous future for all."

David M. Johnson, Chief Executive Officer

Third Quarter Financial Highlights Operations

CONSOLIDATED RESULTS
($ in millions, except per share amounts)			Over / (Under) %			Over / (Under) %
	3Q21	3Q20		9M'21	9M'20
Revenues	$74.3	$65.4	14%	$229.8	$168.6	36%
Gross Margin	10.1	10.0	1%	38.9	26.5	47%
Gross Margin %	14%	15%	—	17%	16%	—
Operating Expenses	18.8	13.2	43%	59.4	47.8	24%
Income from Investments Accounted for by the Equity Method(1)	4.1	4.6	(12)%	18.7	14.1	33%
Net Income (Loss)	$(5.8)	$0.8	(802)%	$8.3	$(11.5)	173%
Net Income (Loss) per Share	$(0.03)	$0.01	(400)%	$0.05	$(0.08)	163%
EBITDA(2)	$(1.2)	$4.9	(124)%	$14.6	$3.0	387%
Adjusted EBITDA(2)	$(1.4)	$4.0	(135)%	$7.5	$6.6	14%

(1) This includes income primarily from our Cummins Westport Inc. ("CWI") and Minda Westport Technologies Limited joint ventures.

(2) EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Revenues in 3Q21 increased 14% to $74.3 million in the three months ended September 30, 2021, resulting from higher sales volume and recovery in our light-duty OEM business and the addition of $7.1 million in revenue from our recently acquired fuel storage business, partially offset by the decrease in the IAM business.

WFS reported a net loss of $5.8 million for the quarter ended September 30, 2021, compared to net income of $0.8 million for the same quarter last year. The $6.6 million decrease in earnings was primarily the result of increases in research and development expenditures and general and administrative expenditures, lower foreign exchange gain and increase in income tax expense compared to the prior quarter. Equity income from CWI was $1.0 million lower compared to the same prior year quarter. Government-wage subsidies and support programs received were also $0.9 million lower compared to the same prior year quarter.

WFS recorded negative $1.4 million Adjusted EBITDA for the quarter ended September 30, 2021 compared to $4.0 million. Adjusted EBITDA for the same period in 2020. This was due to increased R&D spending and higher SG&A expenses.

Segment Information

SEGMENT RESULTS	Three months ended September 30, 2021
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$48.0	$(7.4)	$2.4	$0.3
IAM	26.3	0.7	0.8	—
Corporate	—	(1.9)	0.1	3.8
CWI - 50%	41.7	5.1	0.1	—
Total segment	116.0	(3.5)	3.4	4.1
Less: CWI - 50%	(41.7)	(5.1)	(0.1)	—
Total Consolidated	$74.3	$(8.6)	$3.3	$4.1

SEGMENT RESULTS	Three months ended September 30, 2020
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$37.4	$(4.9)	$2.1	$(0.2)
IAM	28.0	1.7	1.3	—
Corporate	—	0.1	0.1	4.9
CWI - 50%	42.2	6.3	—	—
Total segment	107.6	3.1	3.5	4.7
Less: CWI - 50%	(42.2)	(6.3)	—	—
Total Consolidated	$65.4	$(3.1)	$3.5	$4.7

Original Equipment Manufacturer Segment

Revenue for the three and nine months ended September 30, 2021 was $48.0 million and $138.2 million, respectively, compared with $37.4 million and $90.8 million for the three and nine months ended September 30, 2020. Revenue for the OEM business segment increased by $10.6 million and $47.4 million, respectively. The increase during the current quarter was mainly due to higher light-duty OEM sales volumes, particularly sales to Indian and Russian OEMs, and $7.1 million additional revenue from the recently acquired fuel storage business. The impact of COVID-19 was significant in the prior year period, which was impacted by plant shutdowns combined with lower light-duty OEM sales to German and Russian OEMs. HD OEM revenue was comparable year-over-year and reflects the impact of manufacturing delays caused by the shortage of semiconductors on our initial OEM launch partner. Despite the headwinds from supply chain issues and increases in LNG prices, we expect to see continued growth in HPDI through the remainder of this year as production recovers.

Independent Aftermarket Segment

Revenue for the three and nine months ended September 30, 2021, was $26.3 million and $91.6 million, respectively, compared with $28.0 million and $77.8 million for the three and nine months ended September 30, 2020. Revenue for the third quarter decreased by $1.7 million year-over-year because of a slowdown in sales due to supply chain issues, including semiconductors shortages. Year-to-date, revenues are higher by $13.8 million compared to the same prior year period, mainly due to due to the recovery from the impact of COVID-19 across all markets and growth in the emerging markets offset by the aforementioned global supply chain issues. We expect to see continued improvement in revenues from the IAM business segment in the fourth quarter of the year, but we temper expectations due to the ongoing global shortage of semiconductors, and recent spike in LPG and CNG prices which could continue to impact the IAM business.

CUMMINS WESTPORT INC.

Revenue for the three months ended September 30, 2021 for the Cummins Westport Inc. ("CWI") joint venture, was $83.3 million compared to $84.4 million year-over-year. Unit sales for the three months ended September 30, 2021, were 1,764 compared to 1,912 year-over-year. The decrease in unit sales is a result of delays in OEM orders due to supply chain issues in the quarter. Parts revenue for the three months ended September 30, 2021 was $29.4 million compared to $25.1 million year-over-year. Currently, we are working with Cummins to wrap up the final terms for the conclusion of the joint-venture. We expect engines with our HPDI technology to have an important role in the North American market, as they have had in Europe.

Revenue for the nine months ended September 30, 2021 was $255.8 million compared to $227.5 million for the same prior year period. Unit sales for the nine months ended September 30, 2021 were 5,642 compared to 4,777 for the same prior year period. Unit sales were higher in the current year reflecting the impact of OEM factory shutdowns in April and May 2020 in response to the COVID-19 pandemic. Parts revenue for nine months ended September 30, 2021 was $83.3 million compared to $79.2 million for same prior year period.

CUMMINS WESTPORT HIGHLIGHTS
			Over / (Under) %			Over / (Under) %
($ in millions, except unit amounts)	3Q21	3Q20		9M'21	9M'20
Units	1,764	1,912	(8)%	5,642	4,777	18%
Revenue	$83.3	$84.4	(1)%	$255.8	$227.5	12
Product revenue	53.9	59.3	(9)%	172.5	148.3	16%
Parts revenue	29.4	25.1	17%	83.3	79.2	5%
Gross Margin	16.5	19.0	(13)%	59.9	58.8	2%
Gross Margin %	20%	22%	—	23%	26%	—
Operating Expenses	6.3	6.4	(2)%	14.7	22.2	(34)%
Operating Income	$10.3	$12.5	(18)%	$45.2	$36.6	23%
WFS 50% Interest	3.8	4.9	(21)%	18.2	14.4	26%

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view WFS financials for the second quarter ended September 30, 2021, please visit https://investors.wfsinc.com/financials/

LIVE CONFERENCE CALL & WEBCAST

WFS has scheduled a conference call for Tuesday, November 9, 2021, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call by telephone, please dial 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the WFS website at https://investors.wfsinc.com/

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or +1-604-638-9010 using the passcode 7899. The telephone replay will be available until Tuesday, November 16, 2021. The webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), the impact of COVID-19 and ongoing semiconductor shortages on our business, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems’ products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management’s response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, access to required semiconductors, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of COVID-19 and the ongoing semiconductor shortage as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Christian Tweedy
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and are not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using EBITDA and Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES
($ in millions)	3Q20	4Q20	1Q21	2Q21	3Q21
Three months ended
Net income (loss)	$0.8	$4.1	$(3.1)	$17.2	$(5.8)

Income tax expense (recovery)	(0.6)	1.2	0.3	(8.1)	0.4
Interest expense, net	1.3	4.0	1.2	1.1	0.9
Depreciation and amortization	3.4	3.8	3.5	3.7	3.3
EBITDA	4.9	13.1	1.9	13.9	(1.2)

Stock based compensation	0.9	0.3	0.1	0.5	0.7
Unrealized foreign exchange (gain) loss	(2.3)	(5.3)	0.7	(2.3)	(0.9)
Asset impairment	0.5	—	—	—	—
Bargain purchase gain	—	—	—	(5.9)	—
Adjusted EBITDA	$4.0	$8.1	$2.7	$6.2	$(1.4)

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
September 30, 2021 and December 31, 2020

	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$141,899	$64,262
Accounts receivable	86,729	90,467
Inventories	78,087	51,402
Prepaid expenses	9,100	11,767
Short-term investment	7,585	—
Total current assets	323,400	217,898
Long-term investments	3,516	13,954
Property, plant and equipment	63,385	57,507
Operating lease right-of-use assets	30,204	27,962
Intangible assets	9,863	11,784
Deferred income tax assets	11,380	2,140
Goodwill	3,067	3,397
Other long-term assets	12,069	11,621
Total assets	$456,884	$346,263
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$95,203	$84,599
Current portion of operating lease liabilities	4,845	4,476
Short-term debt	11,028	23,445
Current portion of long-term debt	19,168	16,302
Current portion of long-term royalty payable	5,657	7,451
Current portion of warranty liability	11,718	10,749
Total current liabilities	147,619	147,022
Long-term operating lease liabilities	25,010	23,486
Long-term debt	33,315	45,651
Long-term royalty payable	4,449	8,591
Warranty liability	5,640	8,187
Deferred income tax liabilities	3,507	3,250
Other long-term liabilities	5,754	6,017
Total liabilities	225,294	242,204
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
170,754,085 (2020 - 144,069,972) common shares issued and outstanding	1,241,854	1,115,092
Other equity instruments	7,983	7,671
Additional paid in capital	11,516	11,516
Accumulated deficit	(997,358)	(1,005,679)
Accumulated other comprehensive loss	(32,405)	(24,541)
Total shareholders' equity	231,590	104,059
Total liabilities and shareholders' equity	$456,884	$346,263

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2021 and 2020

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenue	$74,343	$65,407	$229,794	$168,594
Cost of revenue and expenses:
Cost of revenue	64,214	55,368	190,905	142,091
Research and development	6,207	4,721	20,419	14,611
General and administrative	9,058	5,619	27,581	18,360
Sales and marketing	3,176	3,087	9,828	8,790
Foreign exchange (gain) loss	(893)	(2,291)	(2,495)	978
Depreciation and amortization	1,224	1,540	4,188	4,547
Gain on sale of assets	—	—	(146)	—
Impairment of long-lived assets	—	479	—	479
	82,986	68,523	250,280	189,856
Loss from operations	(8,643)	(3,116)	(20,486)	(21,262)

Income from investments accounted for by the equity method	4,098	4,625	18,738	14,113
Interest on long-term debt and accretion on royalty payable	(1,380)	(1,679)	(4,437)	(4,698)
Bargain purchase gain from acquisition	—	—	5,856	—
Interest and other income, net of bank charges	482	395	1,212	654
Income (loss) before income taxes	(5,443)	225	883	(11,193)
Income tax expense (recovery)	325	(597)	(7,438)	284
Net income (loss) for the period	(5,768)	822	8,321	(11,477)
Other comprehensive income (loss):
Cumulative translation adjustment	(4,067)	72	(7,864)	(392)
Comprehensive income (loss)	$(9,835)	$894	$457	$(11,869)

Income (loss) per share:
Net income (loss) per share - basic and diluted	$(0.03)	$0.01	$0.05	$(0.08)
Weighted average common shares outstanding:
Basic	169,500,461	136,879,478	156,673,290	136,625,262
Diluted	169,500,461	145,549,940	158,533,077	136,625,262

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and nine months ended September 30, 2021 and 2020

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Cash flows from (used in) operating activities:
Net income (loss) for the period	$(5,768)	$822	$8,321	$(11,477)
Items not involving cash:
Depreciation and amortization	3,309	3,460	10,485	10,231
Stock-based compensation expense	629	852	1,252	2,093
Unrealized foreign exchange (gain) loss	(893)	(2,291)	(2,495)	978
Deferred income tax	69	(645)	(9,606)	(1,328)
Income from investments accounted for by the equity method	(4,098)	(4,625)	(18,738)	(14,113)
Interest on long-term debt and accretion on royalty payable	1,380	1,679	4,437	4,698
Change in inventory write-downs to net realizable value	87	414	409	478
Bargain purchase gain from acquisition	—	—	(5,856)	—
Change in bad debt expense	178	143	152	395
Impairment of long-lived assets	—	479	—	479
Gain on sale of assets	—	—	(146)	—
Net cash from (used) before working capital changes	(5,107)	288	(11,785)	(7,566)

Changes in non-cash operating working capital:
Accounts receivable	7,574	(12,621)	2,532	(8,003)
Inventories	(11,851)	1,110	(23,794)	(6,946)
Prepaid and other assets	(1,717)	(2,145)	4,639	(3,704)
Accounts payable and accrued liabilities	(2,154)	8,308	4,134	(7,482)
Deferred revenue	—	—	—	—
Warranty liability	(1,136)	736	(1,423)	10,517
Net cash used in operating activities of continuing operations	(14,391)	(4,324)	(25,697)	(23,184)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(5,084)	(1,339)	(7,946)	(4,525)
Sale of investments, net	—	—	600	—
Acquisition, net of acquired cash	—	—	(5,948)	—
Dividends received from joint ventures	7,229	4,592	21,502	13,835
Net cash from investing activities of continuing operations	2,145	3,253	8,208	9,310
Cash flows from (used in) financing activities:
Repayments of short and long-term facilities	(17,191)	(14,661)	(56,606)	(33,554)
Drawings on operating lines of credit and long-term facilities	13,987	34,201	39,985	56,267
Payment of royalty payable	—	—	(7,451)	(5,948)
Proceeds from share issuance, net	—	—	120,727	—
Net cash from (used in) financing activities	(3,204)	19,540	96,655	16,765
Effect of foreign exchange on cash and cash equivalents	(3,362)	(1,075)	(1,529)	(2,581)
Increase (decrease) in cash and cash equivalents	(18,812)	17,394	77,637	310
Cash and cash equivalents, beginning of period (including restricted cash)	160,711	28,928	64,262	46,012
Cash and cash equivalents, end of period (including restricted cash)	$141,899	$46,322	$141,899	$46,322